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                              May 5, 2020

       Tsontcho Ianchulev
       Chief Executive Officer
       Eyenovia, Inc.
       295 Madison Avenue, Suite 2400
       New York, New York 10017

                                                        Re: Eyenovia, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 22,
2020
                                                            File No. 333-237790

       Dear Mr. Ianchulev:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed on April 22, 2020, file no. 333-237790

       Exhibit 5.1, Opinion of Wyrick Robbins, page II-1

   1. Please revise your legality opinion to differentiate between shares currently outstanding, and those yet to be
issued. With respect to the 2,675,293 shares registered for resale currently outstanding,
your opinion should state that the shares "are" and not "will be"
                                                        legally issued, fully
paid, and non-assessable. Please refer to Staff Legal Bulletin 19,
                                                        Legality and Tax
Opinions, Section II.2.h.

       General

   2. We note that Article X of your Third Amended and Restated Certificate of Incorporation provides for the Court
of Chancery of the State of Delaware as the exclusive forum for
 Tsontcho Ianchulev
Eyenovia, Inc.
May 5, 2020
Page 2
      certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to
      Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or Celeste
M. Murphy,
Legal Branch Chief, at 202-551-3257 with any questions.



                                                             Sincerely,
FirstName LastNameTsontcho Ianchulev
                                                             Division of
Corporation Finance
Comapany NameEyenovia, Inc.
                                                             Office of Life
Sciences
May 5, 2020 Page 2
cc:       Lorna Knick, Esq.
FirstName LastName